PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

3,000 Metre Drill Program to Begin Mid-September 2005

Evaluation of Airborne Survey In Progress

West Timmins Nickel Project, Timmins, Ontario

September 6, 2005 – Vancouver, BC - Pacific North West Capital Corp. (PFN) is pleased to announce that it has completed evaluating the AeroTEM airborne results over the Montcalm Mafic Intrusive Complex west of Timmins Ontario. The West Timmins Project is based upon an agreement with Falconbridge Limited (Falconbridge) whereby PFN may earn up to a 100% interest. The West Timmins Project covers 355 square kilometres (87,720 acres) approximately 60 km west of Timmins, Ontario (see Location Figure below).

Exploration Update

PFN’s exploration activities on the West Timmins Project have been focused on nickel and associated metals within the Montcalm Mafic Intrusive Complex. As described in our announcement of May 26, 2005, seven priority conductor anomalies were selected for evaluation based on geophysical responses, relation to the Montcalm deposit (See Property-Geology figure), geological settings, and previous work over the conductors. Ground line-cutting and EM surveys were initiated to define drill targets.  A number of other selected conductor targets throughout the property have been prospected and tested with recon MMI geochemical sampling. Based upon the results, a minimum 3,000-metre drill program will begin in September 2005 to test these anomalous targets.

The West Timmins Project

The West Timmins Project is adjacent to Falconbridge's Montcalm Project. The Montcalm deposit comprises an estimated resource of seven million tonnes of nickel/copper sulphide, of which an estimated 4.9 million tonnes grading 1.51% nickel and 0.73% copper are in the Proven and Probable Reserves category and are expected to support a mine life of some eight years. Additionally, there are an estimated 700,000 tonnes in the Inferred Resource category grading 1.70% nickel and 0.7% copper. Ore from the Montcalm operation is being trucked to the Kidd Metallurgical Site, approximately 90 kilometres to the east.

In addition to its expertise in platinum group metals (PGMs), PFN’s management has considerable expertise in nickel exploration, and many nickel deposits have been found to contain associated PGMs. In late 2004, PFN established a nickel division. The opportunity to work with Falconbridge provides a strategic link with a major mining and smelting infrastructure in the Sudbury-Timmins Area.

Under the terms of the Agreement PFN will spend $4 million over a four-year period in order to vest with a 100% interest in the Project. Falconbridge will retain a 2% NSR and may, under certain circumstances, back in and earn up to a 65% interest by completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first. PFN acts as Project Operator.

The Qualified Person for this release is John Londry, VP Exploration.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals and nickel in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited "Anglo Platinum", the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. In late 2004, PFN established a Nickel Division and currently has an Option Joint Venture in the Timmins Mining District with Falconbridge Ltd. PFN currently has approximately $4.9 million in working capital and is debt-free.

On behalf of the Board of Directors Harry Barr President and CEO

For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com, or visit our website at www.pfncapital.com,

by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.